Exhibit 99.1

February 11, 2015

Globant Reports Record Annual Revenues and EPS for 2014

Globant Presents 2014 Fourth Quarter and Full Year Results

San Francisco, CA / February 11, 2015 - Globant (NYSE: GLOB), a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and trends, today announced results for the three months and the full year ended December 31, 2014.

Full Year 2014 Highlights

●	Revenue for the full year increased to $199.6 million, the company’s highest annual revenue to date, representing 26.1% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit for the full year was $81.8 million (41.0% Non-IFRS Adjusted Gross Profit Margin), an increase of $19.7 million compared to $62.1 million (and an increase of 170 basis points compared to 39.2% Non-IFRS Adjusted Gross Profit Margin) in 2013.
●	Non-IFRS Adjusted Net Income for the full year was $25.9 million (13.0% Non-IFRS Adjusted Net Income Margin), an increase of $11.3 million compared to $14.6 million (9.2% Non-IFRS Adjusted Net Income Margin) in 2013, representing 77.7% year-over-year growth.
●	Non-IFRS Adjusted Diluted EPS for the full year was $0.81 per share (based on 31.9 million average diluted shares for the year), an increase of $0.30 compared to $0.51 per share in 2013.

Fourth Quarter 2014 Highlights

●	Revenue for the fourth quarter increased to $55.1 million, another quarterly record for the company, representing 19.2% year-over-year growth.
●	Non-IFRS Adjusted Gross Profit for the fourth quarter was $21.9 million (39.7% Non-IFRS Adjusted Gross Profit Margin), an increase of $3.8 million compared to $18.1 million (and an increase of 50 basis points compared to 39.2% Non-IFRS Adjusted Gross Profit) for the fourth quarter of 2013.
●	Non-IFRS Adjusted Net Income for the fourth quarter was $8.1 million (14.8% Non-IFRS Adjusted Net Income Margin), an increase of $11.7 million compared to a loss of $3.6 million for the fourth quarter of 2013.
●	Non-IFRS Adjusted Diluted EPS for the fourth quarter was $0.24 per share (based on 34.3 million average diluted shares for the quarter), an increase of $0.36 compared to Non-IFRS Adjusted Diluted Loss per Share of $0.12 for the fourth quarter of 2013.

Reconciliations between Non-IFRS / adjusted financial measures and IFRS operating results are included at the end of this press release.

“We are thrilled to end 2014 with record annual and quarterly revenues, which show how much value we are delivering for our customers. During the last months of 2014, we continued reinforcing our position as a leader in the creation of innovative software products, bringing in new logos to our portfolio and working on disruptive projects such as the development together with Google of Project ARA’s marketplace,” described Martín Migoya, Globant CEO and co-founder. “We continued our geographic expansion, opening more development centers in Mexico City, Mexico, Lima, Peru and Mar del Plata, Argentina. These new centers have allowed us to add more talent into our team. Our Studios model continues to blossom and deliver the best solutions for consumer-oriented initiatives involving emerging technologies.”

“We are also very pleased with our robust financial performance. During 2014, we delivered record revenues and earnings and significantly improved our gross and operating margins,” explained Alejandro Scannapieco, Globant’s CFO.

Globant finished the quarter with 3,775 Globers, of which 3,424 were IT professionals. Geographic revenue breakdown for the full year was as follows: 81.7% from North America (top country: U.S.), 12.4% from Latin America and others (top country: Chile) and 5.9% from Europe (top country: U.K.). 92.4% of Globant’s revenue for the full year was denominated in U.S. dollars, with 0.8% in British pounds and 6.8% in other currencies.

Globant ended 2014 with 296 customers served during the last 12 months. Of these, 46 were customers with revenues of more than $1 million during that period. Globant’s top customer represented 8.7% of annual revenues, the top 5 customers represented 27.8% of annual revenues and the top 10 customers represented 43.9% of annual revenues.

Cash and investments as of December 31, 2014 increased to $62.2 million, and borrowings decreased to $1.3 million compared to $11.8 million as of December 31, 2013. Total shares outstanding as of December 31, 2014 were 33,603,900 common shares.

First Quarter and 2015 Full Year Outlook

The Company is providing the following guidance:

●	First quarter revenue is estimated to be between $51-$53 million,
●	First quarter Non-IFRS diluted EPS is estimated to be in the range of $0.14 - $0.18 (assuming 34.5 million average diluted shares outstanding for the quarter).
●	Fiscal year 2015 revenue is estimated to be between $237 - $245 million.
●	Fiscal year 2015 Non-IFRS diluted EPS is estimated to be in the range of $0.85 - $0.93 (assuming 34.8 million average diluted shares outstanding for the full year).

Conference Call and Webcast

Martin Migoya and Alejandro Scannapieco will discuss the three-month and full year results in a conference call today beginning at 4:30pm ET.

Conference call access information is:

US +1 (888) 346-2877

International +1 (412) 902-4257

Webcast http://investors.globant.com/

Additionally, a replay will be available via the same dial-in information and in our investor relations website after the call.

About Globant

Globant (NYSE: GLOB) is a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and trends. Globant combines the engineering and technical rigor of IT services providers with the creative approach and culture of digital agencies. Customers select Globant as the place where engineering, design and innovation meet scale. In only 12 years, Globant has grown into a company with more than 3750 professionals working for customers like Google, Linkedin, JWT, EA and Coca-Cola, among others, has become the first software company from Latin America to do an IPO in the US, has been recognized as one of the Top 10 Most Innovative Companies in South America by FastCompany, was included in the 2010 Cool Vendor in Business Process Services Report by Gartner, and has been featured as case study at Harvard, MIT and Stanford. For more information visit www.globant.com.

Non-IFRS Financial Information

Globant provides non-IFRS financial measures to complement reported IFRS results. Management believes these measures help illustrate underlying trends in the company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the company's business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS results that exclude share-based compensation expense, amortization of purchased intangible assets, and provisions resulting from changes in valuation allowances. Because the company's reported non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company's industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its consolidated financial statements, which are prepared according to IFRS.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally, application outsourcing and custom application development and offshore development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; the resource utilization rates and productivity levels, the level of attrition of our IT professionals; the pricing structures we use for our client contracts; general economic and business conditions in the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the continuity of the tax incentives available for software companies with operations in Argentina; Argentina’s regulations on proceeds from the export of services; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; and other factors discussed under the heading “Risk Factors” in the final prospectus for our initial public offering and other documents filed with the Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Year ended		Three months ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013

Revenues	199,605	158,324	55,117	46,235
Cost of revenues	(121,693)	(99,603)	(34,360)	(29,330)
Gross profit	77,912	58,721	20,757	16,905

Selling, general and administrative expenses	(57,288)	(54,841)	(15,852)	(16,103)
Impairment of tax credits, net	1,505	(9,579)	2,326	(9,579)
Profit (Loss) from operations	22,129	(5,699)	7,231	(8,777)

Gain on transactions with bonds	12,629	29,577	2,606	8,758
Finance income	10,269	4,435	2,192	4,178
Finance expense	(11,213)	(10,040)	(1,488)	(6,009)
Finance expense, net	(944)	(5,605)	704	(1,831)

Other income and expenses, net	380	1,505	430	(198)
Profit (Loss) before income tax	34,194	19,778	10,971	(2,048)

Income tax	(8,931)	(6,009)	(2,823)	(1,794)
Net income (Loss) for the year / period	25,263	13,769	8,148	(3,842)

Other comprehensive loss net of income tax
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(433)	(269)	(261)	7
Total comprehensive income (loss) for the year / period	24,830	13,500	7,887	(3,835)

Net income (Loss) attributable to:
Owners of the Company	25,201	13,900	8,143	(3,711)
Non-controlling interest	62	(131)	5	(131)
Net income (Loss) for the year / period	25,263	13,769	8,148	(3,842)

Total comprehensive income (loss) for the year / period attributable to:
Owners of the Company	24,768	13,631	7,882	(3,704)
Non-controlling interest	62	(131)	5	(131)
Total comprehensive income (loss) for the year / period	24,830	13,500	7,887	(3,835)

Earnings per share
Basic	0.81	0.50	0.24	-0.13
Diluted	0.79	0.48	0.24	-0.13
Weighted average of outstanding shares (in thousands)
Basic	30,926	27,891	33,374	28,245
Diluted	31,867	28,884	34,315	29,139

Globant S.A.

Consolidated Statement of Financial Position

(In thousands of U.S. dollars, unaudited)

	Dec 31, 2014	Dec 31, 2013
ASSETS
Current assets
Cash and cash equivalents	34,195	17,051
Investments	27,984	9,634
Trade receivables	40,056	34,418
Other receivables	14,228	6,346
Total current assets	116,463	67,449

Non-current assets
Other receivables	916	5,987
Deferred tax assets	4,881	3,117
Investment in associates	774	-
Other financial assets	-	1,284
Property and equipment	19,213	14,723
Intangible assets	6,105	6,141
Goodwill	12,772	13,046
Total non-current assets	44,661	44,298
TOTAL ASSETS	161,124	111,747

LIABILITIES
Current liabilities
Trade payables	5,673	8,016
Payroll and social security taxes payable	20,967	17,823
Borrowings	513	1,048
Other financial liabilities	1,045	6,023
Tax liabilities	3,445	5,190
Other liabilities	173	24
Total current liabilities	31,816	38,124

Non-current liabilities
Borrowings	772	10,747
Other financial liabilities	263	2,740
Provisions for contingencies	794	271
Total non-current liabilities	1,829	13,758
TOTAL LIABILITIES	33,645	51,882

Capital and reserves
Issued and paid-in capital	40,324	34,794
Additional paid-in capital	50,276	12,468
Foreign currency translation reserve	(711)	(278)
Retained earnings	37,590	12,389
Total equity attributable to owners of the Company	127,479	59,373
Non-controlling interests	-	492
Total equity	127,479	59,865
TOTAL EQUITY AND LIABILITIES	161,124	111,747

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Year ended		Three months ended
	Dec 31, 2014	Dec 31, 2013	Dec 31, 2014	Dec 31, 2013

Reconciliation of adjusted gross profit
Gross Profit	77,912	58,721	20,757	16,905
Adjustments
D&A	3,813	3,215	1,162	1,093
Share Based Compensation	35	190	-	117
Adjusted gross profit	81,760	62,126	21,919	18,115
Adjusted gross profit margin	41.0%	39.2%	39.8%	39.2%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	-57,288	-54,841	-15,852	-16,103
Adjustments
D&A	4,221	3,941	1,173	915
Share Based Compensation	582	603	-	152
Adjusted selling, general and administrative expenses	-52,485	-50,297	-14,679	-15,036
Adjusted selling, general and administrative expenses as % of revenues	-26.3%	-31.8%	-26.6%	-32.5%

Reconciliation of Adjusted Profit from Operations
Operating Profit	22,129	-5,699	7,231	-8,777
Adjustments
Impairment of tax credits	-1,505	9,579	-2,326	9,579
Share Based Compensation	617	793	-	269
Adjusted Profit from Operations	21,241	4,673	4,905	1,071
Adjusted Operating Profit margin	10.6%	3.0%	8.9%	2.3%

Reconciliation of Net income (loss) for the year / period
Net income (loss) for the year / period	25,263	13,769	8,148	-3,842
Adjustments
Share Based Compensation	617	793	-	269
Adjusted Net income (loss)	25,880	14,562	8,148	-3,573
Adjusted Net income (loss) margin	13.0%	9.2%	14.8%	-7.7%

Globant S.A.

Schedule of Supplemental Information

Metric	Q1 2014	Q2 2014	Q3 2014	Q4 2014

Total Employees	3,332	3,371	3,567	3,775
IT Professionals	3,000	3,050	3,217	3,424

North America Revenue %	79.9	81.1	82.3	83.1
Latin America Revenue %	13.0	13.0	11.9	12.0
Europe Revenue %	7.1	6.0	5.8	4.9

USD Revenue %	88.9	91.8	93.5	94.6
GBP Revenue %	1.3	0.8	0.6	0.7
Other Currencies Revenue %	9.8	7.4	5.9	4.8

Top Customer %	7.1	10.1	8.8	8.8
Top 5 Customers %	25.4	29.0	29.2	28.9
Top 10 Customers %	39.8	44.8	46.2	44.8

LTM Customers Served	266	278	299	296
LTM Customers with >$1 million in Revenue	42	42	45	46

Investor Relations Contact:

Juan Urthiague, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

press@globant.com

(877) 215-5230

Source: Globant